UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On September 28, 2005, Burns Philp Capital Pty Limited ("BPCP") and Burns
Philp Capital (U.S.) Inc. ("BPCUS"), both wholly-owned subsidiaries of the registrant, commenced an offer to purchase any and all of their 9.5% Senior
Notes due 2010 (the "Senior Notes") and 10.75% Senior Subordinated Notes due
2011 (the "2011 Senior Subordinated Notes") and BPCP commenced an offer to purchase any and all of its 9.75% Senior Subordinated Notes due 2012, (the
"2012 Senior Subordinated Notes" and, together with the Senior Notes and the
2011 Senior Subordinated Notes, the "Notes"), in each case together with a related solicitation of consents to eliminate or modify substantially all of the restrictive covenants, certain events of default and certain other provisions in the indentures governing the Notes.  The tender offer and consent solicitation is being made on the terms and conditions in the Offer to
Purchase and Consent Solicitation Statement and related Consent and Letter of
Transmittal, in each case dated September 28, 2005.  The tender offer is scheduled to expire 12:00 midnight, New York City time, on Wednesday, October
26, 2005, unless extended or earlier terminated.  The consideration for each
$1,000 principal amount of Notes validly tendered and accepted for purchase will be determined at 10:00 a.m., New York City time, on October 13, 2005
(such date subject to adjustment) based on the present value of the Notes as of the initial payment date, calculated in accordance with standard market practice, assuming each $1,000 principal amount of the Notes would be paid at the first redemption price listed below on the first redemption date listed below, discounted at a rate equal to 50 basis points over the yield on the reference U.S. Treasury Security listed below, minus accrued interest to but not including the initial payment date and minus a consent payment of $30.00 per $1,000 principal amount of Notes.  Holders who validly tender their Notes and deliver consents on or prior to 5:00 p.m., New York City time, on
Wednesday, October 12, 2005 (such date, which will be subject to extension, the "Consent Date") will also receive the consent payment.  Holders who validly tender their Notes after the Consent Date will not receive the consent payment.  Holders who validly tender Notes in the tender offer will receive accrued and unpaid interest on such Notes to but not including the applicable payment date.  The tender offer and consent solicitation is conditioned upon, among other things, receipt of valid tenders and consents from at least a majority of the aggregate outstanding principal amount of each series of
Notes, and receipt of sufficient financing.  The tender offer and consent solicitation is intended to be financed with the proceeds of a credit facility and available cash.

BPCP and BPCUS have retained Credit Suisse First Boston LLC to serve as the
Dealer Manager and the Solicitation Agent for the tender offer and the consent solicitation.  Requests for documents may be directed to D. F. King & Co.,
Inc., the Tender Agent, at (800) 714-3312 (US toll free) or (212) 269-5550
(Call Collect).  Questions regarding the tender offer and consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (US toll free) or (212) 538-0652.

Series          First Redemption    First Redemption    Reference Security
of Notes        Price               Date

9.5% Senior     104.750%            February 15, 2007   2.25% U.S. Treasury
Notes due 2010                                          Note due February 15,
                                                        2007

10.75% Senior   105.375%            February 15, 2007 2.25% U.S. Treasury
Subordinated                                            Note due February 15,
Notes due 2011                                          2007

9.75% Senior    104.875%            July 15, 2007       3.875% U.S. Treasury
Subordinated                                            Note due July 31, 2007
Notes due 2012

This filing is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the Notes.  The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent
Solicitation Statement and related Consent and Letter of Transmittal, in each case dated September 28, 2005.

References to $ are to United States Dollars.

This filing contains disclosures which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-
looking statements include statements concerning the registrant's and its subsidiaries' plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts.
When used in this filing, forward-looking statements can be identified by the use of words such as "may," "will," "project," "plan," "propose," "anticipate,"
"believe," "expect," "intend" or "continue." Although the registrant believes that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: September 28, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary & Group Legal Counsel